Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On February 13, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC09-10

Date:       February 13, 2009

To:          CBOE Members and Staff

From:      Office of the Chairman

Re:          Strategic and Competitive Update

This letter will cover significant developments that have transpired at CBOE since our last semi-annual letter to staff and members in August 2008.  Before beginning our usual update, this letter will first address CBOE’s position in the context of recent extraordinary market events and the new environment that has resulted.  We will then address CBOE’s strategic direction, including demutualization and the impact of the agreement to settle the Exercise Right issue. The remainder of the letter provides a competitive review, including a status report on CBOE volume and market share, profitability, new products, new business developments and enhancements to our market model.

A series of unimaginable events have transpired since our last letter, including credit failures, the meltdowns of major banks and brokerage houses, sustained levels of extreme market volatility, the imposition of emergency short sale rules and a dramatic market downturn.  The widespread economic crisis exposed dangerous cracks in our nation’s regulatory structure and uncovered incomprehensible levels of financial wrongdoing, but also highlighted the benefits of regulated exchanges. Faced with formidable challenges, CBOE, like much of the exchange industry, performed extremely well, fulfilling its role as a transparent, liquid marketplace and disseminating prices – without interruption – for the essential functions of capital formation and risk management.

The fact that exchanges “worked” amidst the crisis does not insulate CBOE from the current downturn in the market.  We believe CBOE’s leadership role in options advocacy and options education leaves the exchange well positioned to serve customers and investors going forward.  CBOE will continue to take a proactive role on behalf of our customers and industry in working with legislators and regulators who are reshaping our regulatory framework.  Further, there is an important role for the options product amidst a “back-to-the-basics” time in the marketplace. The versatility of the options concept makes it useful in any market condition, and we will redouble efforts to educate customers on how our products may be used to enhance profits and protect investments as they begin to rebuild their portfolios.

CBOE has embraced the “basics” internally, as well.  Collectively, we rolled up our sleeves as we entered the new year and recommitted ourselves to focusing on what we do best and on what differentiates CBOE in the marketplace: product and systems development, investor education, and industry advocacy.

I. REVIEW OF CBOE’S STRATEGIC DIRECTION

Path to Demutualization

S-4 Update

On February 9, 2007, we filed an S-4 Registration Statement with the SEC setting forth the details of CBOE’s proposed demutualization.  Amendments were filed to the S-4 on May 11, 2007, May 9, 2008, and November 19, 2008.  (The Amended S-4 and a detailed Q&A may be found under the “CBOE Demutualization” link at www.cboe.com/Demutualization.) The only significant open issue regarding CBOE’s proposed demutualization is obtaining the final approval of the settlement agreement, which is currently pending in Delaware Chancery Court.

Settlement Agreement

On August 20, 2008, a definitive Class Settlement Agreement was announced which would settle the appeal of the SEC order and the Delaware Court Exercise Right litigation, subject to approval of the Delaware Court and CBOE members. CBOE members subsequently approved the settlement on September 17.  Following a hearing held on December 16 in Delaware, the Court stated that it would issue a comprehensive written ruling, but did not indicate when that decision would be forthcoming.  Upon final approval by the Court, the appeal of the SEC order would be withdrawn and the parties would agree that there are no longer any persons eligible to become CBOE members under the CBOE Exercise Right. All claims that were or could be brought in Delaware Court would be dismissed. CBOE would be in a position to demutualize and has agreed to take commercially reasonable steps to demutualize as soon as commercially possible.

CBOE’s For-Profit Transition

2008 Financial Results

For the fourth consecutive year, CBOE achieved record financial results in 2008 as it continued to deliver innovative products and services and leverage the efficiencies inherent in its operating model.  CBOE’s net income for 2008 was a record $114.8 million, up 38 percent compared with $83.2 million in 2007.  Revenues rose 20 percent to $423.8 million in 2008 from $352.3 million in the prior year.  The revenue growth was driven by record trading volume, as the Exchange handled in excess of one billion contracts, representing a 26-percent increase in contracts traded for the year.  While driving top-line growth, CBOE continued to focus on maintaining strong expense controls, as demonstrated by its ability to expand operating margins to 45.6 percent from 39.7 percent for the year 2007, an increase of nearly six percentage points.  (The complete report is available in Information Circular IC09-08 at http://www.cboe.org/Legal/crclInfo.aspx.)

Seat Prices

CBOE seat prices traded at or near record levels for much of 2008, but fell as the broader market declined, reflecting the lower valuations for exchanges generally.  A total of 111 CBOE memberships were sold in 2008, ranging from $1.75 million to $3.3 million.  The most recent seat sale, as of this writing, was $1.7 million on January 14, 2009.

II. REVIEW OF CBOE’S COMPETITIVE POSITION

Record Trading and Industry-Leading Market Share

Volume Increased 26% in 2008

2008 was the busiest year ever in CBOE’s 35-year history as 1,193.4 million contracts changed hands, a 26-percent increase over 944.5 million contracts traded in 2007.  Average daily volume (ADV) of 4.7 million contracts beat 2007’s 3.8-million-contract ADV by 25 percent and capped off CBOE’s fifth consecutive year of record trading.  Total volume in equity options at CBOE during 2008 tallied a record 604.0 million contracts, an increase of 21 percent over the previous high of 501.0 million contracts traded in 2007.  Average daily volume in equity options trading rose to 2.4 million contracts, an increase of 20 percent compared to 2.0 million contracts per day during 2007.  ETF options volume of 329.8 million contracts and index options volume of 259.3 million contracts also were annual records, besting 2007 totals by 55 percent and 13 percent, respectively.  Daily volume in ETF options in 2008 averaged 1.3 million contracts, while index options averaged just over one million contracts per day.

Market Share

CBOE continues to handle approximately one-third of all industry volume, more than any of the other six U.S. options exchanges.  CBOE’s overall market share in 2008 rose to 33.3 percent, an increase of 0.3 percentage points over 2007, when CBOE traded 33 percent of all U.S. options.  CBOE’s share of equity options trading increased to 27.4 percent in 2008, an increase of 1.7 percent over 2007’s equity market share of 25.7 percent.  CBOE index options market share rose 2.8 percent to 88.8 percent in 2008, while ETF options market share dropped 2.7 percentage points to 30.3 percent.

Increasing Business through a Multi-Asset Platform

CBOE has leveraged the flexibility and scalability of its multi-asset platform to expand into other markets: CBOE now offers options, futures and stocks – all trading on a single trading platform. CBOEdirect is the trade engine for CBOE; for OneChicago, a joint venture of IB Corp., CBOE and CME, offering an all-electronic exchange for single stock futures; for the CBOE Futures Exchange (CFE), our all-electronic futures exchange; and for the CBOE Stock Exchange (CBSX).  CBOE recently announced plans to establish a new all-electronic exchange (See “C2” below), which will also be powered by CBOEdirect.

CBOE Stock Exchange (CBSX)

The CBOE Stock Exchange (CBSX), which will celebrate its second anniversary on March 5, 2009, continued to steadily grow in volume, liquidity and market share by providing a forum for lower cost, more efficient hedging in options. CBSX has focused on improving stock execution for options traders at CBOE, by offering them direct connectivity, enhanced functionality, and other value added, lower-cost services. In its first full year of trading, volume at CBSX totaled 3.7 billion shares (average daily volume of 14.5 million shares per day).

CBOE Futures Exchange (CFE)

Led by its flagship VIX futures contract, volume at the CBOE Futures Exchange, LLC (CFE) continued to trend upward in 2008, the busiest year in its five-year history.  CFE volume totaled 1.2 million contracts in 2008, a two percent increase over the previous year. Volume in CFE’s most-actively traded contract, VIX futures, based on the CBOE Volatility Index (ticker VX), totaled a record 1.1 million contracts during 2008, up four percent over 2007, the previous annual high.

“C2”

On January 16, 2009, CBOE formally filed with the SEC the application to establish “C2” as a new exchange. C2 will be a separate all-electronic options marketplace, capable of eventually supporting all CBOE products. C2 will complement CBOE’s Hybrid marketplace by expanding customer reach, with the goal of enhancing CBOE’s competitive position overall. The new exchange, when operational, will have its own Board of Directors, rules, connectivity, and systems architecture.  Its primary data center will be located in the New York metropolitan area.  (For more information on C2, please see http://www.cboe.org/publish/InfoCir/IC08-175.pdf.)

Hybrid Trading System Update

Hybrid 4.0

CBOE successfully deployed Hybrid 4.0 (Information Circular IC07-208), a comprehensive set of initiatives to enhance price competition and market quality at CBOE in multiply listed products, particularly in penny pilot classes, which accounts for more than half of the industry’s average daily volume. Collectively, these steps incent market makers to execute orders at CBOE, as opposed to routing to away markets via inter-market linkage.

Complex Orders with Stock

CBOE continued to define the “state of the art” in complex order handling with the introduction this year of a price improvement auction for Complex Orders with Stock. These orders trade via CBOE’s Complex Order Auction (COA), with the option leg processing on the CBOE and the equity leg on CBSX, making for completely automated trading and clean and seamless clearing.  Additional enhancements to CBOE’s complex order handling capabilities included implementation of a new Complex Order Book (COB) functionality and the expansion of COB and COA functionality.

Faster Openings

In September 2008, CBOE completed the rollout of “HALO,” a new opening process that combines opening processes with CBOE’s Hybrid Agency Liaison (HAL).  HALO allows for faster openings at CBOE while simultaneously using the HAL process to seek out the best prices available on other exchanges.  HALO is now used in all CBOE multi-listed products and is credited with virtually eliminating all market opening-related issues.

Streamlined Order Processing

In 2008, CBOE completed the rollout of the new Order Handling Service (OHS), which replaced CBOE’s Order Routing System (ORS).  OHS resides in CBOEdirect, thereby incorporating both order handling and trade processing on the same platform for speedier processing and improved order handling. CBOE also moved all linkage functionality onto the CBOEdirect platform in 2008 to further streamline order processing.

Options Market Developments

Regulation Update: Short Selling

On September 18, 2008, the SEC issued an emergency order prohibiting the short selling of shares on hundreds of banks, insurers and financial institutions.  CBOE and the other options exchanges made urgent pleas to the SEC to exempt options market makers from the ban, citing the negative impact the ban would otherwise have on our customers and markets. The SEC subsequently amended that ban, allowing  — with stipulations — for options market makers to sell stock short to support bona fide market making and hedging activities. The ban was lifted on October 8, 2008.

Various analyses have concluded that the bans did not solve the problem of slowing the fall in securities.  We believe that the uncertainty created by the ad hoc implementation of these bans negatively impacted liquidity and the normal functioning of markets.  In particular, it appears that spreads in banned stocks widened, depth of market deteriorated, and trading volumes in banned stocks declined more than in other securities.  While all short-selling transactions should comply with rules prohibiting market manipulation, as well as rules governing borrowing and delivery requirements, it is a well-established and critical market mechanism.  Properly regulated, short selling contributes to market liquidity and efficiency. CBOE will work with the new SEC Chairwoman toward a more measured approach to future rule changes.  (For CBOE’s short sale information webpage, please see http://www.cboe.org/legal/shortsale.aspx.)

Dollar Strike Expansion

CBOE filed with the SEC a proposal to expand its $1 Strike Program to 55 individual stocks, up from 10 stocks currently, and to expand slightly the price range on which CBOE may list $1 strikes. CBOE believes that the $1 Strike Program will provide investors with greater trading opportunities and flexibility as well as the ability to more closely tailor their investment strategies and decisions to the movement to the underlying security. (For CBOE’s Dollar Strike Expansion rule filing, please see SR-CBOE-2009-001 at www.cboe.org/legal/SubmittedSECFilings.aspx.)

Penny Pilot Program

In January 2007, the SEC initiated an industry-wide pilot program for the pricing of options in penny price increments. Currently there are 58 options classes in the pilot, which includes options on stocks and exchange-traded funds, and represents about 50 percent of the national ADV. While some aspects of penny pricing have benefited some customer segments in terms of narrower spreads, penny pricing has also resulted in market fragmentation and diminished liquidity at the top of the book and reduced transparency, particularly for institutional investors.  In fact, we have noticed a decline in the number of market makers quoting in penny stocks. We are concerned that unintended consequences could cause institutional order flow to go to OTC markets, which ultimately could negatively impact retail investors, as well. In reports to the SEC, CBOE recommended that option series less than $1 premium value be quoted in penny increments, while all series at $1 or above are quoted in nickel increments.   CBOE’s recommendations to the SEC were endorsed by the Equity Options Trading Committee of the Securities Industry Financial Markets Association (SIFMA). (To read the entire filing, please see http://www.cboe.org/hybrid/CBOEPennyPilotReport090408.pdf.)

Product Innovation

CBOE rolled out several new products in the second half of 2008, including new volatility benchmark indexes, options on commodity ETFs, binary options and BuyWrite options.

Volatility Benchmark Indexes

CBOE has become known as the home for volatility – both measuring it and trading it – and continues to define the volatility space through product innovation. In 2008, CBOE expanded its suite of volatility products with the introduction of volatility benchmarks that track commodity-based ETFs and currencies. Trading in CBOE Volatility Index (VIX) options continued its growth in 2008 as nearly 26 million contracts traded during the year, an increase of close to 11 percent over the previous record of 23.4 million contracts traded in 2007.  (For more information on CBOE’s volatility products, please see http://www.cboe.com/micro/volatility/introduction.aspx.)

SPDR Gold Trust Options (GLD)

CBOE launched options on the SPDR Gold Trust (GLD) on June 2, 2008 following a three-year battle by CBOE to list the product amidst a jurisdictional dispute between the SEC and CFTC over which agency should regulate options on commodity ETFs. The SPDR Gold Trust is an exchange-traded fund that seeks to reflect the performance of the price of gold bullion. The ability to trade gold ETF options in regular equity accounts has opened the door for new investors to participate in the very active gold market. GLD options have proved to be highly popular, nearly four million GLD contracts traded in the first seven months of trading. As a result, CBOE recently introduced options on two new commodity ETFs – iShares COMEX Gold trust and iShares Silver Trust. (For more information, please see http://www.cboe.com/Products/OptionsonETFs.aspx.)

Binary Options

On July 1, 2008, CBOE launched trading in binary options on the S&P 500 Index (SPX) and on the CBOE Volatility Index (VIX). Binary options have just two possible outcomes - a payoff of a set amount or nothing at all.  The options pay either $100 per contract if the underlying index settles at or above the strike price at expiration, or nothing at all if the underlying index settles below the strike price at expiration.  CBOE’s binary options provide investors with a straightforward way to act on their views of the S&P 500 and VIX — the two of the most widely followed indexes in the world.  (For more information, please see http://www.cboe.com/micro/binaries/introduction.aspx.)

BuyWrite Options

In October 2008, CBOE began trading options on the CBOE S&P 500 BuyWrite Index (BXM) — ticker BXO.  BXO options, based on 1/10th the value of the BXM, allow for flexibility in trading and managing risk in covered call portfolios and structured products. (For more information, please see http://www.cboe.com/micro/bxm/options.aspx.)

CBOE Accolades

CBOE Chairman and CEO William J. Brodsky was elected Chairman of the World Federation of Exchanges (WFE), marking the first time a leader from a derivatives exchange has held that post in the 50-year history of the WFE.   His two-year term began in January 2009.

CBOE’s Joe Levin, Vice President of Research and Product Development, was awarded the “William F. Sharpe Indexing Lifetime Achievement Award” at the 2008 Super Bowl of Indexing Conference in December.

Going Forward

Despite the market turndown, 2008 was a banner year for CBOE, thanks to the continued efforts of CBOE members and staff.  We look forward to working with you in meeting the challenges — and opportunities — that lie ahead.

We thank you and invite you to e-mail us with any questions or comments.

Bill Brodsky	Ed Joyce	Ed Tilly	Brad Griffith
brodsky@cboe.com	joyce@cboe.com	tillye@cboe.com	griffith@cboe.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.